EXHIBIT 12.1

El Pollo Loco, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Fiscal Years
	1999		2000		2001		2002		2003
	(dollars in thousands)
Fixed Charges:
Interest Expense	$10,961		$10,715		$9,951		$8,099		$8,100
Capitalized Interest	—		—		—		—		—
Interest Portion of Rent Expense	479		571		577		837		756

Total Fixed Charges	$11,440		$11,286		$10,528		$8,936		$8,856

Earnings:
Pretax Income	$(10,191)		$5,269		$8,825		$12,533		$12,664
Add Fixed Charges	11,440		11,286		10,528		8,936		8,856

Total Earnings	$1,249		$16,555		$19,353		$21,469		$21,520
Ratio of Earnings to Fixed Charges	- (a	)	1.5	x	1.8	x	2.4	x	2.4	x

(a)	Fiscal 1999 earnings were insufficient by $10.2 million to cover fixed charges for the 1999 Predecessor Period